UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sweetberry Holdings LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    New Jersey

    Date of organization
    09-08-2017

Physical address of issuer
3 Lydia Drive, West New York, NJ, US

Website of issuer
https://www.sweetberrybowls.com/

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Unites of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
March 6, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,385,240	$82,642
Cash & Cash Equivalents	$8,251	$6,168
Accounts Receivable	$20,965	$0
Short-term Debt	$336,801	$19,518
Long-term Debt	$228,636	$0
Revenues/Sales	$2,089,477	$15,896
Cost of Goods Sold	$800,876	$10,475
Taxes Paid	$0	$0
Net Income	($533,008)	($65,053)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Desi Saran
_____
(Signature)

Desi Saran
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Desi Saran
_____
(Signature)

Desi Saran
_____
(Name)

CEO, Manager
_____
(Title)

_____
(Date)

/s/ Ryan Quiros
_____
(Signature)

Ryan Quiros
_____
(Name)

CFO
_____
(Title)

_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


November 7th 2019

Sweetberry Holdings LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


Sweetberry Holdings LLC ("Sweetberry", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Investors". The minimum target offering is $100,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $100,000 by March 6, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.sweetberrybowls.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/sweetberry

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Sweetberry Holdings LLC is a New Jersey limited liability company, formed on 09/08/2017.

The Company is located at 3 Lydia Drive, West New York, NJ, US.

The Company's website is https://www.sweetberrybowls.com/

The Company conducts business in New Jersey, Florida, Illinois, Virginia, South Carolina, North Carolina, and Pennsylvania

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/sweetberry and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	$100,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	100,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	1.00+
Minimum investment amount per investor	$100
Offering deadline	March 6, 2020
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 32.

> *The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.
>
> + Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
Company has an immediate need for capital due to sustaining historic losses during its time of operation since formation. Even if Company raises the maximum amount in this financing round, , the Company may need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's near and long-term goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is a Limited Liability Company
The Company's Operating Agreement gives Desi Saran substantially complete control over management and decision-making for the Company for so long as he is beneficial owner of a majority of Membership Interests. This means that Desi Saran will have the ability to manage the Company and make key decisions (including, without limitation, regarding capital investments, admission of new investors, sale of the Company and similar material matters) without oversight by a board of directors or consent rights of other members. While the Company believes that Desi Saran's interests are substantially aligned with those of all members of the Company, other members will not have any "minority member" protections or rights, except as may be provided by law.
The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company does not currently have employment agreements and limited "key man" life insurance.
The Company does not currently have written employment agreements with any of its employees. As a condition of employment, all employees are required to execute an "at will" employment policy, non-competition agreement, non-disclosure agreement, sexual harassment policy and workplace violence policy.
The Company currently maintains "key man" life insurance on Desi Saran and Ryan Quiros, but does not maintain such insurance on any other executive officer or employee of the Company. If the Company should fail or be unable to maintain any of its key man life insurance, the loss of Desi Saran would have a material, adverse effect on the Company's business and financial prospects.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised restaurants, and we may have limited control with respect to the operations of licensed or franchised restaurants, which could have a negative impact on our reputation and business

We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Subjected to FDA regulations

Changes in FDA regulations or other laws or regulations related to the preparation and sale of food products may adversely affect our business.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company may purchase some of its subsidiaries.

Because we anticipate possibly entering into a separate purchase transaction with at least some of the Excluded Members for their membership interests in the Excluded Subsidiaries in the near future, we have "reserved" in our Cap Table the aggregate membership interests held by the Excluded Members ("Reserved Membership Interests"). While we presently anticipate that the Company will complete such purchase transactions, there can be no assurance that we will be able to do so. In such event, some or all of the Excluded Subsidiaries would continue to be partially or majority-owned subsidiaries of the Company. However, if the Company successfully concludes a separate roll-up transaction with one or more of the Excluded Members in the future, the pro rata portion of the Reserved Membership Interests will be allocated to such Excluded Members, with no dilutive effect on the other members of the Company. If instead, the Company does not conclude a buyout transaction with one or more of the Excluded Members in the future, the corresponding Reserved Membership Interests will be reallocated to all other members of the Company on a pro rata basis.

Risks Related to Crowdfunding and the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws.
Since its inception the Company has issued promissory notes to individual lenders for short-term capital needs. Currently the Company has aggregate outstanding short-term debt of $623,000 in the form of promissory notes convertible into equity of the Company (the "Notes"). The Notes have been issuedto both accredited and non-accredited persons, and approximately $225,000 of the principal amount of Notes were issued by Desi Saran individually. See "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" and "FINANCIAL INFORMATION - Previous Offerings of Securities".

The Company believes that some or all of the Notes may be deemed to be "securities" under Federal and applicable state laws. While the Company is currently relying on the offeringexemptions contained in Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) under Regulation D, the issuance and sale of the Notes may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. Therefore, the Company is working with its attorneys and accountants to satisfy the applicable information, disclosure and filing requirements. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investors, If such investors exercised their rescission rights, the Company would have to pay such investors an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor. However, because all but two of the Notes are short-term with a maturity date of less than nine months, the Company expects to repay in full substantially all of the Notes that are not converted to equity in the Company by April 2020.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.

The offering of Notes was terminated on November 7, 2019.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company raises $500,000 an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on

which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does

not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Sweetberry Holdings operates fast-casual restaurants. Currently, the Company is operating 13 Corporate Stores in 6 states, with one more in development in Naples, FL. Sweetberry Holdings also sells the Sweetberry Bowls model as a franchise model. When a franchise territory is sold, the Company charges a one time $35,000 fee for the territory, and then collects 6% of gross sales when the franchisee opens their restaurant.

The Company originally consisted of separate LLCs for each store. Company is a "roll up" of substantially all of the store's individual LLCs into one holding entity, Sweetberry Holdings LLC. A Roll Up Offer was made to each other member of the Sweetberry Subsidiaries to exchange their membership interests in the Sweetberry Subsidiaries for membership interests in the Company (the "Roll Up Offer"). The Roll Up Offer is based on a valuation of each Sweetberry Subsidiary as determined by the Company in its sole discretion, utilizing industry criteria. Certain members of some of the Sweetberry Subsidiaries, comprised of Daskal Sweetberry LLC and Kissane Ventures LLC (the "Excluded Members"), initially indicated that they presently do not wish to accept the Roll Up Offer. Daskal Sweetberry LLC recently communicated to the Company its acceptance of the Roll Up Offer, and we expect documentation to be executed in the near future. The Company is continuing discussions with Kissane Ventures LLC, and it is possible that it may accept the Roll Up Offer in the future. The Excluded Members hold varying membership interest percentages in the following Sweetberry Subsidiaries: SB Mercato, LLC; Sweetberry Naples, LLC; Sweetberry Ft Myers, LLC; SB Englewood, LLC; and SB Elmhurst, LLC (the "Excluded Subsidiaries"). All other co-owner members of the Sweetberry Subsidiaries have accepted the Roll Up Offer, and as a result the Company is now sole member of all Sweetberry Subsidiaries, except for the Excluded Subsidiaries. The Company owns a majority of the membership interests in all Excluded Subsidiaries except for one (in which the Company is a 50% owner). See Sweetberry Subsidiaries below:

Entity	Owners/Members	Percentage Ownership	State of Incorporation
SB Franchisor LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Bloomfield LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Naples, LLC	Sweetberry Holdings LLC	90%	NJ
	Kissane Ventures LLC	10%	FL
SB Little Falls, LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Ft Myers, LLC	Sweetberry Holdings LLC	75%	NJ
	Kissane Ventures LLC	25%	FL
SB Elmhurst, LLC	Sweetberry Holdings LLC	50%	NJ
	Kissane Ventures LLC	50%	FL
SB Glen Rock, LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Hillsborough LLC	Sweetberry Holdings LLC	100%	NJ
SB Grove, LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Matawan, LLC	Sweetberry Holdings LLC	100%	NJ
SB East Brunswick LLC	Sweetberry Holdings LLC	100%	NJ
Sweetberry Pompton Lakes, LLC	Sweetberry Holdings LLC	100%	NJ
SB Princeton, LLC	Sweetberry Holdings LLC	100%	NJ
SB Woodbridge, LLC	Sweetberry Holdings LLC	100%	NJ
SB Mercato	Sweetberry Holdings LLC	90%	NJ

	Kissane Ventures LLC	10%	FL
SB Englewood, LLC	Sweetberry Holdings LLC	50%	NJ
	Daskal Sweetberry, LLC	50%	NJ

Business Plan

Sweetberry Holdings plans to expand across the United States by opening more Corporate Stores and selling more territories to franchisees.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sweetberry Bowls	13 Corporate Stores	NJ, FL, IL
Sweetberry Bowls Franchises	6 Franchisee Stores	VA, NJ, SC, NC, PA

Competition

We face two significant competitors in NJ: Playa Bowls and Frutta Bowls. While these competitors are pursuing national expansion along with the Company, there are also small "mom and pop" competitors filling the voids as well. Our big-box competitors include Jamba Juice, Nektar Juice Bar, & Tropical Smoothie, among others.

Customer Base

Our main customer demographic consists of millennials and health conscious consumers. A majority of our customer demographic is also female.

Supply Chain

Materials and ingredients essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials and ingredients are available from multiple sources.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88253666	Restaurant services, providing of food and drink	SWEETBERRY	01/08/2019		USA
88303660	Restaurant services, providing of food and drink	SWEETBERRY BOWLS SUPERFOOD BOWL SHOP	02/15/2019		USA
88314876	Restaurant services, providing of food and drink		02/25/2019		USA
88314827	Restaurant services, providing of food and drink	Sweetberry	2/25/2019		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not currently involved in any legal proceedings that may reasonably be expected to have a material adverse effect on its business prospects, results of operations or financial condition.

Below is a summary of certain past legal proceedings involving Desi Saran and certain of his affiliated entities.

1. *Desi Saran v. Rabby LLC, Robert Giuliani and Abby Taylor*

Docket No: MRS-C-84-17

In April 2017, the principals of Playa Bowls (Desi Saran, Robert Giuliani and Abby Taylor) began informal discussions regarding Saran's dissociation from the company, as a result of irreconcilable business disputes between the owners. They were unable to resolve their differences, and in August 2017 Saran commenced a civil action against Giuliani, Taylor, and their separately owned entity, Rabby LLC, alleging breach of fiduciary care, breach of contract, and minority member oppression, and for inspection of corporate books and records.

The parties reached a confidential settlement in October 2017 wherein the parties agreed, among other terms, that Saran formally separate and cease any association with Playa Bowls. Pursuant to this settlement, Saran is prohibited from engaging in any business associated or affiliated with Playa Bowls at any time in the future, and he is further prohibited from engaging in any business associated or affiliated with Frutta Bowls until October 2019.

2. *Dicks Adventure LLC and Richard Grabowsky t/a Grabowsky Development v. Desi Saran, Robert Giuliani, Abby Taylor, PB Montclair Franchise LLC, Playa Bowls Montclair LLC, Playa Bowls LLC, Playa Bowls Franchisor LLC, Rabby LLC and The Goldstein Group LLC*

Docket No.: ESX-C-263-17

In connection with the Playa Bowls settlement described above, Saran ceased operations of his separately owned and operated Playa Bowls corporate store in Montclair, New Jersey, and rebranded the location to a Sweetberry Bowls store.

Shortly thereafter, in December 2017, the store's landlord filed a lawsuit against Saran, his entity, all the Playa Bowls entities, as well as their members in their individual capacity, alleging various causes of action relating to the change in use of the premises from Playa Bowls to Sweetberry Bowls.
The parties ultimately resolved their dispute pursuant to confidential settlement reached in October 2018. As a result of this settlement, Saran's entity is no longer the tenant in that Montclair premises, and Sweetberry Bowls no longer operates a store at that location.

3. *Robert Giuliani, Abby Taylor and Playa Bowls LLC v. Desi Saran, PB Montclair Franchise LLC, Jack Spinella and Nicoll Davis & Spinella LLP*

Docket No: MON-C-26-18
As a result of disputes related to the original Playa Bowls settlement, in February 2018 Giuliani and Taylor filed a lawsuit against Saran, his entity and his legal counsel. They alleged that Saran had breached the settlement agreement and that his legal counsel should not have released to Saran the settlement funds that Giuliani and Taylor paid to the firm pursuant to the settlement agreement. After a court hearing in March 2018, the Court denied all of the plaintiffs' requested relief and the plaintiffs dismissed the case against Jack Spinella, Esq. and Nicoll Davis & Spinella LLP shortly thereafter. Saran, Giuliani and Taylor fully resolved all claims between them on this matter as well as the matter involving the landlord of the Montclair premises. Saran, Giuliani and Taylor then entered into a formal amendment to their previously executed settlement agreement and dismissed the claims against one another in this action in September 2018.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Refinance outstanding MCA Debt*	74.00%	$74,000	33.00%	$355,000
Repayment or refinance of outstanding Convertible Notes (including accrued interest)	20.00%	$20,000	61.00%	$650,800
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

*The Company has engaged with a debt consolidation company, NCCB, to negotiate the total debt of $355,000. Company expects NCCB to negotiate the total debt down to 40% or less of the current value. The current debt represents 3 loans through C6 Capital, Premium, and Kapitus respectively. C6 Capital filed a UCC1 lien which is public on https://www.nj.gov/treasury/revenue/searchucc.shtml - Once the loan is negotiated and both parties agree toa repayment amount, we expect the UCC1 filing will be removed from public record.

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Desi Saran	CEO, Manager	• Founder & CEO – Sweetberry Bowls • Partner - Brandswaggin	BS Economics, MBA Finance
Ryan Quiros	CFO	• CFO – Sweetberry Bowls • Financial Controller – Creative Tent International, Inc.	BA History, MBA, MAcc

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding/Face Value	100%
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more LLC Membership Interest Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Convertible Notes
Amount outstanding/Face Value	$623,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7%

The Company has the following debt outstanding:

Type of debt	Merchant Cash Advances*
Amount outstanding	$355,000*
Interest Rate and Amortization Schedule	38% Interest Rate Scheduled to be paid off in January, 2020
Description of Collateral	Equipment
Other Material Terms	None
Maturity Date	1/12/2020

Type of debt	Personal Loan from Desi Saran
Amount outstanding	$180,000
Interest Rate and Amortization Schedule	No Interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Type of debt	Personal Loan from Desmond Saran (Desi's Father)
Amount outstanding	$185,000
Interest Rate and Amortization Schedule	No Interest
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

*Company has engaged with a debt consolidation company, NCCB, to negotiate the total debt of $355,000. Company expects NCCB to negotiate the total debt down to 40% or less of the current value. The current debt represents 3 loans through C6 Capital, Premium, and Kapitus respectively. C6 Capital filed a UCC1 lien which is public on https://www.nj.gov/treasury/revenue/searchucc.shtml - Once the loan is negotiated and both parties agree to a repayment amount, we expect the UCC1 filing will be removed from public record.

Ownership
A majority of the Company is owned by Desi Saran

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Desi Saran	62% of the LLC's Membership Interests	62%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Sweetberry Holdings (**"the Company"**) was incorporated on 09/08/2017 under the laws of the State of New Jersey, and is headquartered in West New York, New Jersey. The Company has two business models, the first is operating fast-casual restaurants. The Second is offering the Sweetberry Bowls model as a franchise.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of the date hereof, the Company has approximately $28,794 cash on hand and $14,200 in aggregate accounts receivable.

The Company has aggregate outstanding short-term debt of $623,000 in the form of convertible promissory notes ("Notes"). Of these Notes, approximately $225,000 in principal amount were issued by Desi Saran individually, for the benefit of the Company. Although the Company is not the named borrower in these Notes, the loan proceeds were loaned by Desi Saran to the Company. Therefore, the Company intends to repay these Convertible Notes issued by Desi Saran. See "RISK FACTORS - Risks Related to Crowdfunding and the Offering **-** *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws"* and, "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST" and "Previous Offerings of Securities" below.

The Company has issued Membership Interests as a percentage of the Company equaling 100%

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The company plans to use parts of the proceeds towards leasehold improvements and equipment totaling approximately $150K.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for the review financial statements.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests*	$3,000,000	$3,000,000	General Operations	01/14/2019	Section 4(a)(2)
Convertible Note	$20,000	$20,000	General Operations	8/10/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$25,000	$25,000	General Operations	9/7/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$50,000	$50,000	General Operations	8/14/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$45,000	$45,000	General Operations	9/26/2019	Reg D 506(b) OR Section 4(a)(2))
Convertible Note	$30,000	$30,000	General Operations	9/17/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$30,000	$30,000	General Operations	10/1/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$10,000	$10,000	General Operations	8/16/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$15,000	$15,000	General Operations	8/27/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$50,000	$50,000	General Operations	8/26/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$25,000	$25,000	General Operations	8/29/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$50,000	$50,000	General Operations	9/9/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$50,000	$50,000	General Operations	10/4/2019	Reg D 506(b) OR Section 4(a)(2)

Convertible Note	$10,000	$10,000	General Operations	10/2/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$8,000	$8,000	General Operations	10/9/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$50,000	$50,000	General Operations	10/11/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$25,000	$25,000	General Operations	10/14/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$45,000	$45,000	General Operations	10/30/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$60,000	$60,000	General Operations	11/5/2019	Reg D 506(b) OR Section 4(a)(2)
Convertible Note	$25,000	$25,000	General Operations	11/5/2019	Reg D 506(b) OR Section 4(a)(2)

Since its inception the Company has issued promissory notes to individual lenders from time to time for short-term capital needs. During 2019, the Company has received an aggregate of approximately $623,000 in proceeds from the issuance of short-term, promissory notes ("Notes"), most of which are convertible into equity in the Company and are secured by a lien on certain of the Company's equipment and a pro rata portion of the membership interests of Desi Saran. Certain Notes were issued by the Company as named borrower, while other Notes were issued by Desi Saran individually (who then loaned the proceeds to the Company) or jointly by Desi Saran and the Company as co-borrowers. Approximately $225,000 in principal amount of the Notes were issued by Desi Saran individually. Although the Company is not the named borrower in these Notes, the loan proceeds were loaned by Desi Saran to the Company. Therefore, the Company intends to repay these Notes issued by Desi Saran.

See "RISK FACTORS - Risks Related to Crowdfunding and the Offering - *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws*" and "TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST".

The Notes have been issued to both accredited and non-accredited persons, The Company believes that some or all of the Notes may be deemed to be "securities" under Federal and applicable state laws. While the Company is currently relying on the offering exemptions contained in Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) under Regulation D, the issuance and sale of the Notes may not have complied in all respects with Federal and state laws applicable to the sale of securities to non-accredited investors. Therefore, the Company is working with its attorneys and accountants to satisfy the applicable information, disclosure and filing requirements. If the Company was determined by a court or regulatory body of proper jurisdiction to have violated such laws, any such violation could result in the Company being required to offer rescission rights to such non-accredited investors, If such investors exercised their rescission rights, the Company would have to pay such investors an amount equal to the purchase price paid by such investor plus interest from the date of such purchase. There is no guarantee that Company will have sufficient funds to pay such an investor. However, because all but two of the Notes are short-term with a maturity date of less than nine months, the Company expects to repay in full substantially all of the Notes that are not converted to equity in the Company by April 2020.

Additionally, if the Company were to become subject to regulatory enforcement action or other legal action, any such action could result in the Company having to incur significant additional legal costs, and the Company may also have to pay substantial fines and possibly be prohibited from selling securities in one or more jurisdictions.

The offering of Notes was terminated on November 7, 2019.

*A Roll Up Offer was made to each other member of the Sweetberry Subsidiaries to exchange their membership interests in the Sweetberry Subsidiaries for membership interests in the Company. The Roll Up Offer is based on a valuation of each Sweetberry Subsidiary as determined by the Company in its sole discretion, utilizing industry criteria. The Roll Up Offer "principal amount" reflects the total aggregate amount of membership interests in the Company received by the other members, based on the Company's own subjective valuation.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of The Securities for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by March 6, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

If the company raises $500,000 prior to the Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering the Company will have 100% of its membership interests issues and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $9,000,000.00 divided by the aggregate number of issued and outstanding membership interest units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred membership interest units and all outstanding vested or unvested options or warrants to purchase membership interest units, but excluding (i) the issuance of all shares of membership interest units reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

The price determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of membership interest units of the Company equal to the Purchase Amount divided by the quotient of (a) $9,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's membership interest units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of membership interest units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred membership interest units equal to the Purchase Amount divided by the First Financing Price. Shares of preferred membership interest units granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred membership interest units issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred membership interest units then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common membership interest units as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common membership interest units.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

For so long as Desi Saran is a beneficial owner of not less than twenty percent (20%) of the Membership Interests, any actions or decisions of the Company taken by, at the direction or with the consent of Desi Saran shall be deemed to have been taken by a majority vote.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital membership interest units authorized to issue upon the conversion of the Securities, because the amount of capital membership interest units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Since its inception the Company has issued promissory notes to individual lenders from time to time for short-term capital needs. During 2019, the Company has received an aggregate of approximately $623,000 in proceeds from the issuance of short-term, promissory notes ("Notes"), most of which are convertible into equity in the Company and are secured by a lien on certain of the Company's equipment and a pro rata portion of the membership interests of Desi Saran. Certain Notes were issued by the Company as named borrower, while other Notes were issued by Desi Saran individually (who then loaned the proceeds to the Company) or jointly by Desi Saran and the Company as co-borrowers. Approximately $225,000 in principal amount of the Notes were issued by Desi Saran individually. Although the Company is not the named borrower in these Notes, the loan proceeds were loaned by Desi Saran to the Company. Therefore, the Company intends to repay these Notes issued by Desi Saran

See "RISK FACTORS - Risks Related to Crowdfunding and the Offering **-** *The Company's previously issued promissory notes may not have been issued in compliance with Federal and state securities laws"* and "FINANCIAL INFORMATION - Previous Offerings of Securities"

Additionally, the Company has borrowed money from the CEO Desi Saran, in the amount of $180,000 as well as a separate loan from Desi Saran's father, Desmond Saran, in the amount of $185,000.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

EXHIBIT D

Offering Page found on Intermediary's Portal.

EXHIBIT E
Form of Security

EXHIBIT F

Video Transcript